THIS EXECUTIVE EMPLOYMENT AGREEMENT is dated for reference the 1st day of January, 2003.

BETWEEN:

CAPITAL ALLIANCE GROUP INC., having an office at Suite 1200, 777 West Broadway, Vancouver, British Columbia, V5Z 4J7

(the "Company")

AND:

TOBY CHU, of 3780 Kilby Court, Richmond, British Columbia, V6X 3M9

(the "Executive")

WHEREAS:

A. the Company is a reporting issuer whose shares are listed for trading on the TSX Venture Exchange (the "Exchange");

B. the Executive is currently the Company's president and chief executive officer and has been an executive of the Company since May 11, 1994 (the "Employment Commencement Date");

C. the Company and the Executive wish to enter into this Agreement to record the terms and conditions of the Executive's employment with the Company;

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants hereinafter contained, the parties have agreed as follows:

1. **EMPLOYMENT**

1.1 The Company and the Executive agree that the Executive's continued employment with the Company will be governed by the terms and conditions of this Agreement.

1.2 The Executive shall well and faithfully serve the Company and use his best efforts to promote the interests of the Company during the term and any renewal of this Agreement. The Executive will provide the Company with the services outlined in Schedule A hereto, subject always to the control and direction of the Company's board of directors (the "Board").

2. **TERM**

2.1 The term of this Agreement is as specified in Schedule A hereto.

3. **REMUNERATION, ETC.**

3.1 The Executive's compensation is as specified in Schedule A hereto.

3.2 The Executive's vacation entitlement is as specified in Schedule A hereto.

3.3 The Executive is entitled to participate in any medical reimbursement, insurance or other employee benefit plan as may be in effect from time to time subject to the participation standards and other terms thereof. The Executive shall not have any cash entitlement with respect to benefits the Executive has chosen not to receive.

3.4 The Company will reimburse the Executive for all reasonable and pre-agreed expenses incurred by the Executive in furtherance of the Company's business. The Executive shall, to the greatest extent possible, submit statements and vouchers for all expenses claimed. The Executive acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

3.5 If the Company's Board should determine to insure the life of the Executive, the Executive shall cooperate with the Company and the insurer and do all reasonable things required to permit the placing or continuance of such insurance coverage upon his life.

3.6 All payments to be made by the Company to the Executive and benefits received by the Executive from the Company shall be subject to all applicable statutory deductions including, without limitation, those for taxes, unemployment insurance and pension contributions, and such other deductions as may be agreed upon by the parties for matters such as private insurance, medical and dental plans.

4. CONFIDENTIAL INFORMATION

4.1 The parties acknowledge that the Executive, in the course of providing services to the Company, will have access to confidential information concerning the Company and its affiliates and, therefore, the Executive agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company any of such confidential information so obtained.

4.2 Upon the expiry or earlier termination of this Agreement, the Executive will promptly return to the Company all confidential information concerning the Company or its affiliates.

5. DEVOTION OF TIME AND NON-COMPETITION

5.1 During the term and any renewal of this Agreement, the Executive shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder.

5.2 During the term and any renewal of this Agreement and for a period of 90 days from the expiry thereof or earlier termination of this Agreement, the Executive agrees that he shall not engage in any other business activities or serve as an officer or director in any other company or other entity (a "Competitor") in competition with the Company or its subsidiaries. Furthermore, the Executive shall not, directly or indirectly be interested in or compensated by any Competitor carrying on business within the Restricted Territory and shall not own nor hold any securities or other ownership interest in any such Competitor, provided however that the Executive may own not more than 5% of the issued and outstanding capital stock of a Competitor, the securities of which are listed upon a stock exchange or regularly trade on an over the counter market.

6. TERMINATION OF AGREEMENT

6.1 This Agreement may be terminated by the Company without prior notice if the Executive is convicted of a crime involving fraud or theft.

6.2 This Agreement may be terminated by the Executive upon at least 90 days notice to the Company.

6.3 Subject to termination pursuant to section 6.1, this Agreement may be terminated by the Company upon:

(a) at least six months notice to the Executive; or

(b) the immediate payment, in full, to the Executive of all amounts due or accruing due to the Executive plus the Severance Payment (hereinafter defined).

6.4 In this Agreement, "Severance Payment" means an amount determined by multiplying the Executive's total monthly salary by the number of years (including the proportionate part of the year in which the Agreement is terminated pursuant to section 6.3) elapsed since the Employment Commencement Date.

6.5 The party receiving notice of termination of this Agreement may elect, upon written notice to the terminating party, to accelerate the termination date to a date earlier than the one stated in the termination notice.

6.6 Upon the passing of a resolution of the Board upon the expiry or earlier termination of this Agreement, the Executive shall be deemed to have resigned from, and agrees to immediately deliver to the Company written resignation of, all directorships and offices which he may hold with the Company and/or its subsidiaries and affiliates.

6.7 If the Executive dies during the term or any renewal of this Agreement, the Company shall pay to the estate of the Executive the compensation which otherwise would be payable to such Executive up to the end of the calendar month in which the Executive's death occurs.

7. MISCELLANEOUS

7.1 All monetary references in this Agreement are to Canadian currency.

7.2 The schedules hereto form an integral part of this Agreement. Where any provision in the body of this Agreement conflicts with a provision of any schedule, the provision in the schedule shall apply.

7.3 All notices and other communications given under this Agreement shall be in writing and delivered by hand or registered mail (except during a postal disruption) to the party to whom the notice is given at its address specified on the first page of this Agreement, or at such other address as the party may designate by notice in writing to the other. Proof of delivery in such manner shall constitute proof of receipt.

7.4 This Agreement may not be assigned by either party without the prior written consent of the other.

7.5 The provisions of sections 4.1, 4.2 and 5.2 shall survive the expiry or earlier termination of this Agreement.

7.6 This Agreement shall be governed solely by the laws of British Columbia and the federal laws of Canada applicable therein.

7.7 This Agreement represents the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, between the parties. This Agreement may not be amended or otherwise modified except by a written document signed by both parties.

7.8 This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

7.9 This Agreement is subject to the Company's receipt of notice from the Exchange advising of their acceptance of the filing of this Agreement.

7.10 This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original and both of which together shall constitute one instrument. This Agreement may be delivered by fax.

7.11 **The Executive acknowledges that Maitland & Company represents the Company only and that Maitland & Company has not provided him with any advice in respect of this matter. The Executive further acknowledges that the Company and Maitland & Company have recommended that the Executive obtain qualified independent legal advice prior to executing this Agreement.**

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written notwithstanding its actual date of execution.

CAPITAL ALLIANCE GROUP INC.
by its authorized signatory:

NAME: [signature]
TITLE: DIRECTOR

SIGNED, SEALED AND DELIVERED BY TOBY CHU IN THE PRESENCE OF:

[signature]
SIGNATURE OF WITNESS

Anlia Tsao
PRINT NAME

[signature]
Toby Chu

Schedule A

1. The term of this Agreement shall be for a period of two year(s) commencing from the date of this Agreement (the "Start Date"), subject to earlier termination as provided for herein. This Agreement may be renewed by mutual agreement of the parties.

2. In consideration of the Executive's services under the Agreement, the Company shall pay to the Executive the sum of $15,000 per calendar month, payable in arrears in two equal instalments on the business day immediately preceding the 15th and final days of each calendar month. However, in order to assist the Company in the management of its cash flow, the Executive agrees that, to the extent to which his personal circumstances from time to time permit, the sum of $8,000 per calendar month will be paid as aforesaid with the remaining $7,000 per calendar month to be accrued and promptly paid upon the Executive's request. If the Start Date is a day other than the first business day of a calendar month, the Executive's remuneration for that month shall be pro-rated.

3. During the first year of this Agreement, the Executive shall be entitled to five weeks of vacation, with the Executive's vacation entitlement increasing by one week every two years thereafter to a maximum of ten weeks. Vacation is to be taken at times acceptable to both parties. Vacation entitlement not used in a year may be satisfied by cash payment to the Executive based upon the Executive's then current salary or, at the Executive's option, accrued and carried forward for a maximum of two years. Accrued vacation entitlement which remains unused after having been carried forward for the maximum period shall be satisfied by cash payment to the Executive based upon the Executive's salary at the rate when it was earned.

The Company and Executive acknowledge and agree that as at the date of this Agreement, the Executive is owed 20 weeks of accrued vacation. The Company and Executive mutually agreed that the outstanding vacation owed to Executive to be completely paid out on or before April 30th 2004 based on the following:

Year	Annual Salary	Weekly Salary	# of Weeks Accrued	Amount Accrued
1996	70,000	1,346	2	$2,692
1997	80,000	1,538	2	$3,077
1998	90,000	1,731	2	$3,462
1999	100,000	1,923	2	$3,846
2000	110,000	2,115	3	$6,346
2001	120,000	2,308	3	$6,923
2002	130,000	2,500	3	$7,500
2003	180,000	3,462	3	$10,385
		Total owed:	20	$44,231

4. The Executive will carry out the following duties:

(a) ensuring adequate capital from equity and/or debt financings for the Company's operations or, if not available, promptly notifying the Company's Board accordingly;

(b) managing employees in the implementation of corporate strategies, policies, procedures, financial forecasts and monitoring systems to promote the efficient use of the CPT Group's financial resources;

(c) developing and implementing the internal policies, procedures, rules and regulations for the CPT Group;

(d) evaluating new business opportunities;

(e) executing plans and strategies approved by the Board;

(f) managing the daily affairs of the Corporation including, without limitation, the hiring and release of senior management personnel;

(g) reporting to the Board in the manner and frequency as may be determined by the Board;

(h) such other duties as are typically required of a president and chief executive officer of a publicly traded company of the size, business and stage of development of the Company; and

(i) such other duties as the Board may reasonably assign.